Mail Stop 4561

September 10, 2009

Husni Hassadiyeh
Chief Executive Officer
Buyonate, Inc.
5348 Vegas Drive, #803
Las Vegas, NV 89108

Dear Mr. Hassadiyeh:

We have completed our review of your Item 4.01 Form 8-K/A and your response letter filed on September 8, 2009 in response to the issues raised in our letter dated September 1, 2009 and do not, at this time, have any further comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant

cc: Via Facsimile at (702) 944-7100
Scott P. Doney, Esq.
Cane Clark LLP
Telephone: (702) 312-6255